OCTOBER IS BREAST CANCER AWARENESS MONTH!



CHECK OUT THIS NEW WAY TO SAVE BREASTS!

Join the crowdfunding campaign that funds a NEW breast cancer treatment that does NOT use radiation!

JOIN THE CROWD!

  

OR CLICK HERE

Initial research funded by the National Science Foundation!
LET'S KEEP IT GOING!

